

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

August 6, 2010

Sprott Physical Silver Trust
c/o Anthony Tu-Sekine, Esq.
Seward & Kissel LLP
1200 G Street N.W.
Washington, D.C. 20005

>   **Re: Sprott Physical Silver Trust**
>   **Registration Statement on Form F-1**
>   **Filed July 9, 2010**
>   **File No. 333-168051**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form F-1</u>

<u>General</u>

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. You will expedite our review if, when indicating where responsive disclosure may be found, you provide us with precise and accurate page references to the marked version of the amendment you file.

2.   To expedite the review process, please file all omitted exhibits as soon as reasonably practicable. We will need time to review these exhibits once they are filed. Similarly, we may comment on any artwork or graphics you intend to include.

3.   In the summary and elsewhere in the prospectus as appropriate, provide a discussion of the competition you face in obtaining investors for your fund. In this regard, explain what differentiates your fund from other exchange traded funds like iShares Silver Trust and ETFS Physical Silver Shares, both of which track the spot price of silver bullion. In this regard, we note the discussion in your prospectus summary regarding the advantages of investing in your fund as opposed to buying and selling physical silver bullion. We further note the risk factor at page 20 entitled "[t]he market for units and the liquidity of units may be adversely affected by competition from other methods of investing in silver."

4.   Disclose the estimated or budgeted time you expect to need to acquire all the "physical silver bullion in accordance with the Trust's objective" as referenced at page 59. In that regard, we note that you expect significant "incremental demand for physical silver" (page 39) and that the GFMS methodology "may underestimate the actual investment demand for physical silver bullion" (page 33).

5.   Disclose what percentage of "implied net investment," as shown at page 34, the proposed purchase of silver using all the allocated net proceeds would represent for both 2008 and 2009, based on current prices. Add corresponding Risk Factors disclosure if appropriate. In that regard, it appears that you would be purchasing more than 40% of the "implied net investment" amount shown for all of 2008.

6.   Please send us on a supplemental basis the supporting documentation for all statistical claims that you make in your prospectus. We would like to see a copy of your source material. Please mark the supporting documents to show where we can find the same statistical information or support for the claims you make in your prospectus. Given the apparent inaccuracies you cite in the last sentence on page 33, with a view toward expanded disclosure, explain why you nonetheless cite and appear to rely upon GFMS in your prospectus.

7.   If appropriate, provide enhanced prospectus cover page and risk factors disclosure regarding (1) the likely length of time necessary for you to stockpile the required amount of silver and (2) the rate of increase(s) necessary for break-even NAV results over the specified period(s). Also briefly explain the significance of NAV in that context. We note the related disclosure under "A delay in the purchase" at page 19.

8.   If your business model is based on holding silver for long term appreciation, explain further how you will continue to maintain your NAV and pay all necessary expenses.

Cover Page

9.   We note your statement that "[t]he Trust's units are listed on the NYSE Arca and on the Toronto Stock Exchange, to which we will refer as the TSX, under the symbols 'PSLV' and 'PHS.U', respectively." Please revise this statement to indicate that such listing has not yet occurred. In that regard, delete or revise the generic reference in the first bullet point under Cautionary Note at page ii.

Enforceability of Civil Liabilities in the United States, page ii

10.   Please provide the information required by Item 101(g)(1)(ii) of Regulation S-K.

Cautionary Note Regarding Forward-Looking Statements, page ii

11.   If you retain this section, revise the second paragraph to eliminate any possible suggestion that your Risk Factors section does not disclose all known material risks.

Prospectus Summary, page 1

12.   Please provide a balanced discussion of the advantages and disadvantages of investing in your trust. We note that you list the advantages, but simply provide a cross-reference to risk factors rather than discussing any disadvantages. For example, you do not emphasize the need to file tax returns (page 95), nor do you make clear that only those purchasing relatively large amounts of your units will have the redemption option (for silver) you identify (page 5). In that regard, quantify in dollar terms approximately what level of investment at today's prices would qualify an investor for the redemption option you cite at page 2. As to the last bullet point on page 2, state that silver was outperformed by gold over the past three, five, and ten year periods, as noted at page 38.

Summary of Fees and Expenses, page 10

13.   Enhance your cross reference to make clear that you identify all material fees and expenses at page 28.

Sprott Physical Silver Trust
August 6, 2010
Page 4

14.   If true, disclose explicitly that there are no limits on the amount of physical silver the Trust may sell "to replenish" the cash reserve you reference in the last paragraph on page 10, and provide enhanced Risk Factors disclosure if appropriate.

Risk Factors, page 14

15.   Revise to eliminate text which mitigates the risk you present. For example, you refer at page 17 to insurance being kept at levels deemed "appropriate," and you provide other mitigating language prior to or following the words "although," "while," or "however." Also, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly.

The trading price of units, page 15

16.   You indicate that the Trust "cannot predict whether the units will trade above, at or below NAV," but in the prior risk factor you suggest that follow-on offerings will "likely be below the trading price of the units" at the time. Please further explain the below-market price prediction.

An investment in the Trust, page 18

17.   If you retain this risk factor, revise it so that it no longer serves as a disclaimer of risk.

Unitholders will not have the protections, page 20

18.   We note your suggestion that you are not a commodity pool for purposes of the Commodity Exchange Act, and that none of the listed entities is subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator or a commodity trading advisor. Please provide us on a supplemental basis with a signed legal opinion of counsel which includes counsel's analysis underlying these conclusions.

Additional Services, page 30

19.   Please further explain the circumstances under which fees and expenses payable by the Trust may be increased in light of your statement that "[n]o change in the basis of the calculation of the management fee or other expenses that are charged to the Trust will be made … other than increased fees or expenses payable by the Trust to parties at arms' length to the Trust where unitholders are given notice of such increased fees or expenses."

Correlation of Silver Relative to other Asset Classes, page 38

20.   We note by reference to footnote 1 that silver appears to have a positive correlation with all of the other asset classes listed in the table at page 38. Therefore, please

provide further context to your statement that "[t]he Manager believes that silver's low historical correlation with other major asset classes offers an investor the opportunity to diversify across a portfolio's risk spectrum."

21. If you retain the statement, explain further in necessary detail the basis for the Manager's belief that "silver, like gold, has significant upside potential." We may have additional comments.

Disconnect between Paper and Physical Silver Bullion Markets, page 39

22. We note your statement that "[t]he Manager believes that the future settlement of the significant short position 'overhang' will create significant incremental demand for physical silver." Please revise to clarify in context what you mean by the term "overhang" in this context.

Organization and Management Details of the Trust, page 40

23. Please include the trust in the diagram of your organizational structure.

24. You indicate at page 41 that Mr. Embry is "known as an industry expert." Clarify by whom he is known as such. Also, we note that you suggest a fund he oversaw "was ranked first across the country in 2002 for its net performance of 153%." If you retain that assertion, provide balancing disclosure to show the rates of return in the other years for that fund and all funds he oversaw. Also provide us with supplemental support for the statistics.

25. You state at page 42 that "All physical silver bullion to be purchased by the Trust will be [LGD] bars," but that is not what you indicate in paragraph (a) at page 27. Please reconcile the two statements.

Directors and Officers of the Manager and of the General Partner, page 42

26. Enhance your disclosure by providing the offices or titles held by each listed individual during the past five years, eliminating any gaps or ambiguities as to time.

Independent Review Committee, page 47

27. To the extent that you use abbreviations, please define each abbreviated term, such as "IRC," at its first usage.

Use of Proceeds, page 59

28. Please provide a table itemizing your use of proceeds and ensure that the table includes the amount retained by the trust for its ongoing expenses and cash redemptions.

Tax Considerations, page 94

29.   Revise the caption and subcaptions to make clear that you are referring in each case to the material tax consequences.

30.   You indicate in the first paragraph on page 96 that such gain otherwise "generally will be treated as ordinary income." At page 12, you indicate that "Non-resident unitholders will generally be subject to withholding tax on any distributions to them of ordinary income." Ensure that you provide complete disclosure such that United States investors will be able to see all material taxes, both United States federal income and Canadian Federal, to which they may be subject. Also please eliminate any suggestion that purchasers of units should consult their own tax advisors, although you may suggest this course of action.

Canadian Federal Income Tax Considerations, page 98

31.   Insofar as it appears that the consequences may be material to an investor, file and summarize the opinion that Item 601(b)(8) of Regulation S-K would require in that regard. Also obtain and file all required consents from the experts you reference at page 113.

32.   Please eliminate any suggestion that this section is merely a summary of the principal Canadian federal income tax considerations. If it summarizes a long form opinion filed as an exhibit, make that clear.

Financial Statements, page F-2

33.   Please provide us with a draft of the customary financial statements, footnotes and management's discussion and analysis that you would expect to include in future filings.

Exhibit 5.1

34.   File a final, signed version of the opinion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551- 3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, or in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director